INVESTOR RIGHTS AGREEMENT

AURORA CANNABIS INC.

and

THE GREEN ORGANIC DUTCHMAN HOLDINGS LTD.

and

ROBERT ANDERSON

___________________________

January 12, 2018
___________________________

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is made the 12th day of January, 2018.

BETWEEN:

AURORA CANNABIS INC.

(the “Investor”)

- and -

THE GREEN ORGANIC DUTCHMAN HOLDINGS LTD.

(the “Company”)

WHEREAS the Company and the Investor have entered into a subscription agreement dated January 4, 2018 (the “Subscription Agreement”) whereby the Investor purchased subscription receipts to acquire common shares and warrants of the Company, which when issued would represent approximately 15% of the Company’s issued and outstanding common shares on a fully diluted basis (based on the Company’s outstanding common shares at the issue date);

AND WHEREAS in consideration of the Investor’s agreement to enter into and complete the transactions contemplated by the Subscription Agreement, the Company has agreed to grant the Investor certain additional rights as set out herein;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act;

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Board” means the board of directors of the Company;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Ontario; and (ii) a day on which banks are generally closed in the Province of Ontario;

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Common Shares” means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Exchange” means the Toronto Stock Exchange, TSX Venture Exchange, or such other stock exchange in Canada where the Common Shares may be listed from time to time;

“Exercise Notice” shall have the meaning set out in Section 2.3;

“fully diluted basis” with reference to the Investor’s percentage ownership interest in the Company means a basis assuming exercise of all warrants and other securities convertible or exchangeable into common shares of the Company held by the Investor and conversion of all subscription receipts held by the Investor (and exercise of all warrants held by the Investor pursuant to conversion of such subscription receipts);

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the securities regulatory authorities and the Exchange;

“Issuance” shall have the meaning set out in Section 2.1;

“Listing Date” means the date that the Common Shares are listed on an Exchange;

“Milestone Notice” shall have the meaning set out in Section 3.2;

“Notice Period” shall have the meaning set out in Section 2.3;

“Offered Securities” any equity or voting securities, or securities convertible into or exchangeable for equity or voting securities, of the Company;

“Offering” shall have the meaning set out in Section 2.1;

“Offering Notice” shall have the meaning set out in Section 2.1;

“Participation Right” shall have the meaning set out in Section 2.2;

“Parties” means the parties to this Agreement and “Party” means one of them;

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, company, corporation or other body corporate, union, Governmental Authority and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

“Quebec Project” means the Company’s construction of a cannabis production facility in Valleyfield, Quebec; and

“Subscription Agreement” has the meaning set out in the recitals hereto.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)	all dollar amounts refer to Canadian dollars;

(i)	all references to a percentage ownership of shares shall be calculated on a non- diluted basis, unless otherwise indicated;

(j)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the courts of the Province of Ontario in the City of Toronto over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2
PARTICIPATION RIGHT

2.1	Notice of Issuances

Subject to Section 2.5, if the Company proposes to issue (an “Issuance”) any Offered Securities for cash consideration pursuant to a public offering or a private placement (an “Offering”) at any time after the date hereof, the Company will, as soon as possible after the public announcement of the Issuance (or, if no public announcement is to be made, as soon as possible following board approval of the proposed Issuance), but in any event not later than two Business Days following such public announcement or board approval, and at least ten Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering. Notwithstanding that an Issuance may be contingent, the Investor acknowledges that the fact that the Company is contemplating an Offering may constitute material information regarding the Company, and that the requirements of Canadian securities laws or other applicable laws or rules, including the rules of any Exchange, may restrict disclosure of the information and trading in securities of the Company by those with knowledge of that information. If the Offering Notice is being delivered in connection with a proposed best-efforts or fully underwritten public offering (including an offering proposed on a “bought deal” basis) through an agent or underwriter, the Offering Notice may include a range for the size of the Offering (expressed in number of Offered Securities or a dollar value), rather than a fixed number of Offered Securities, and may state that the actual price per Offered Security shall be the offering price to be agreed upon by the Company in the agency agreement, bid letter or underwriting agreement, as the case may be, relating to the Offering.

2.2	Grant of Participation Right

The Company agrees that, subject to Section 2.5 hereof, until the Investor (directly or through an Affiliate) ceases to own at least 10% of the Common Shares (calculated on a fully diluted basis), the Investor (directly or through an Affiliate) has the right (the “Participation Right”), to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering, including that the purchase and sale of the Offered Securities pursuant to the Participation Right shall close on the same date as the completion of the Offering, unless otherwise agreed by the Parties, and provided that, if the Investor is prohibited by Canadian securities laws, Exchange rules or other applicable laws or rules from participating on substantially the terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit:

(a)

in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor and its Affiliates, on an aggregate basis, to maintain the percentage ownership interest in the Common Shares held by the Investor and its Affiliates, on an aggregate basis, prior to the Offering, after giving effect to such Offering assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable securities of the Company held by the Investor and its Affiliates; and

(b)

in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (after giving effect to the Offering and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 2.2) allow the Investor and its Affiliates, on an aggregate basis, to acquire, or maintain, as applicable, a percentage ownership interest in the Common Shares that is equal to the percentage ownership interest in the Common Shares held by the Investor prior to such Offering (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable securities of the Company).

2.3	Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities the Investor wishes to purchase, and shall subscribe to the Offering within five Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a “bought deal”, within two Business Days of receipt of an Offering Notice (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering or Issuance.

2.4	Issuance of Participation Right Offered Securities

(a)	If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall:

(i)

subject to the receipt and continued effectiveness of all required approvals (including any applicable approval(s) of the Exchange, any required approvals under Canadian Securities Laws and any required shareholder approval);

(ii)	subject to the issuance to the Investor or its Affiliate of Common Shares or other Offered Securities being exempt from prospectus and registration requirements under Canadian Securities Laws; and

(iii)	subject to the completion of the relevant Offering,

issue to the Investor or its Affiliate, against payment of the subscription price payable in respect thereof, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice. The parties agree that the issuance of any Common Shares or other Offered Securities to the Investor pursuant to this Section 2.4 shall occur concurrently with the completion of the relevant Offering.

(b)

If the Company is required by the Exchange (if applicable) or otherwise to seek shareholder approval for the issuance of the Offered Securities to the Investor or its Affiliate, then the Company shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor or its Affiliate as soon as reasonably practicable, and in any event such meeting shall be held within 75 days after the date that the Company is advised that it will require shareholder approval, and shall recommend approval of the issuance of the Offered Securities and shall solicit proxies in support thereof.

2.5	Issuances Not Subject to Participation Rights

The following Issuances will not give rise to a Participation Right:

(a)

Issuances for compensatory purposes to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to a security-based compensation plan of the Company that complies, as applicable, with the requirements of the Exchange;

(b)

pursuant to the exercise of convertible securities of the Company issued in an Offering in respect of which the Investor had a Participation Right or that have been issued and granted as of the date hereof; or

(c)	pursuant to any plan of arrangement, merger, business combination, take-over bid or other acquisition of the business, securities or assets of a third party.

ARTICLE 3
MISCELLANEOUS

3.1	Nomination of Director(s)

For as long as the Investor owns at least 10% of the Common Shares of the Company (calculated on a fully diluted basis), the Investor shall be entitled to nominate one (1) director to the Board and for so long as the Investor owns greater than or equal to 31% of the Common Shares of the Company (calculated on a fully diluted basis), the Investor shall be entitled to nominate two (2) persons to the Board, provided that each director nominee shall be a Canadian resident and shall meet the requirements of applicable corporate, securities and other laws and the rules of the Exchange. If permitted by applicable law and Exchange rules, the Company shall appoint such director(s) to the board. In respect of any meeting of shareholders at which directors are to be elected, the Company shall take all actions necessary and advisable to ensure that (i) proxies are solicited by or on behalf of the Company in favour of the election of the director nominees nominated in accordance with this Section 3.1 and (ii) every such nominee is endorsed and recommended in the applicable management information circular and other proxy solicitation materials provided by or on behalf of the Company to shareholders. The Company shall take all other commercially reasonable actions necessary to permit the election or appointment to the Board of such nominees. The Company shall notify the Investor when such thresholds are achieved, and at least 20 Business Days prior to the dissemination of materials for an annual meeting of shareholders, to allow the Investor to identify its nominees (which the Investor shall provide to the Company at least five (5) Business Days prior to the dissemination of such materials).

3.2	Milestone Options

The Investor shall have the option to purchase additional Common Shares (the “Milestone Options”) from treasury of the Company upon the achievement of the following milestones (the “Milestones”):

(a)	a number of Common Shares equal to 8% of the issued and outstanding Common Shares (calculated on a fully diluted basis), three (3) months after the Listing Date;

(b)

a number of Common Shares equal to 8% of the issued and outstanding Common Shares (calculated on a fully diluted basis) if the Company’s Quebec Project is permitted and construction of the Quebec Project has reached 50% completion, as determined based on the construction budget of the Quebec Project;

(c)

a number of Common Shares equal to 8% of the Common Shares (calculated on a fully diluted basis) upon the Quebec Project receiving a license to cultivate cannabis in accordance with the Access to Cannabis for Medical Purposes Regulations or the Cannabis Act; and

(d)	a number of Common Shares equal to 12% of the Common Shares (calculated on a fully diluted basis) when the Company completes an aggregate of $100,000,000 in sales.

In addition, the option pursuant to Milestones (b) through (d) shall be conditional on achievement of a second trigger, being that they cannot be exercise prior to the Listing Date; therefore, each of such Milestones will be considered achieved when (i) the applicable event respectively specified in Milestones (b) through (d) has occurred, and (ii) the Company’s Common Shares are listed on the Exchange. The price for Common Shares issued pursuant to this Section 3.2 shall be based on: (i) if the Milestone is achieved after the Listing Date, the volume-weighted average trading price for the 10 consecutive trading days following the achievement of the relevant Milestone; or (ii) if the Milestone is achieved prior to the Listing Date, the volume-weighted average trading price for the 20 consecutive trading days following the Listing Date, in either case minus a discount of 10%.

The Company shall provide a notice (the “Milestone Notice”) to the Investor within five (5) Business Days of the achievement of each Milestone. If the Investor does not exercise any one of the Milestone Options within 30 days after the date of the Milestone Notice, then that Milestone Option and all remaining Milestone Options will expire.

3.3	Right of First Refusal

Robert Anderson (the “ROFR Party”) has a right of first refusal to acquire any Common Shares proposed to be sold by the Investor or any of its Affiliates for a period of three (3) years from the date of the closing of the Offering.

(a)

If at any time the Investor proposes to sell, assign, encumber, hypothecate, pledge, convey in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, without limitation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntarily, involuntarily or by operation of law, directly or indirectly (“Transfer”), any Common Shares or securities of the Company convertible into or exchangeable or exercisable for Common Shares, then the Investor shall promptly give the Company and the ROFR Party written notice of the Investor’s intention (the “Transfer Notice”). The Transfer Notice shall include (i) a description of the securities to be transferred (the “Transferred Securities”), (ii) the name(s) and address(es) of the prospective transferee(s), if known, (iii) the purchase price and form of consideration proposed to be received for the Transferred Securities, or an approximation thereof if not certain, and (iv) the other material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

(b)

The ROFR Party shall have an option for a period of ten (10) Business Days from delivery of the Transfer Notice to elect to purchase the Transferred Securities at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The ROFR Party may exercise such purchase option and purchase all or any portion of the Transferred Securities by notifying the Investor in writing before expiration of such period as to the number of Transferred Securities that he (and such other designated shareholders as contemplated by Section 3.3(d) hereof) wishes to purchase. If the ROFR Party gives the Investor notice that he and/or his designees desire to purchase such shares, then payment for the Transferred Securities shall be made by bank draft or wire transfer against delivery of the Transferred Shares to be purchased at a time and place agreed upon between the ROFR Party and the Investor, which time shall be no later than thirty (30) days after delivery to the ROFR Party of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective transferee(s) or unless the value of the consideration to be paid for the Transferred Shares has not yet been established pursuant to Section 3.3(c). For greater certainty, if the ROFR Party does not notify the Investor in writing of its decision to exercise the right of first refusal set forth in this Section 3.3 within the 10 Business Day period contemplated hereby, such right shall expire in respect of the Transfer contemplated by the Transfer Notice and the Investor may proceed to Transfer the Transferred Securities to the prospective transferee(s) specified in the Transfer Notice.

(c)

Should the purchase price specified in the Transfer Notice be payable in a form of consideration other than cash or evidences of indebtedness, the ROFR Party and/or his designees, as applicable, shall have the right to pay such purchase price in an amount of cash equal to the fair market value of such consideration. If the ROFR Party and the Investor cannot agree on such fair market value within ten (10) days after delivery to the ROFR Party of the Transfer Notice, the valuation shall be made by an appraiser of recognized standing selected by the Investor and the ROFR Party or, if they cannot agree on an appraiser within twenty (20) days after delivery to the ROFR Party of the Transfer Notice, each shall select an appraiser of recognized standing and those appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Investor and the ROFR Party. If the time for the closing of the ROFR Party’s purchase has expired but the determination of the value of the purchase price offered by the prospective transferee(s) has not been finalized, then such closing shall be held on or prior to the fifth Business Day after such valuation shall have been made pursuant to this Section 3.3(c) .

(d)

The Investor intends to constitute the ROFR Party as trustee, in respect of the rights contained in this Section 3.3, for such shareholders of the Company as the ROFR Party shall, in his sole discretion, designate, and the ROFR Party agrees to hold those rights in trust and to enforce such rights on behalf of such shareholders.

3.4	Standstill

Except with the prior written consent of the Board, which consent may be given on such terms and conditions as the Board may determine, for a period 18 months from the Listing Date, neither the Investor nor any of its Affiliates shall:

(a)	in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any unissued or outstanding securities of the Company;

(b)

propose or offer to enter into, directly or indirectly, any amalgamation, plan of arrangement, merger or business combination involving the Company or to purchase, directly or indirectly, a material portion of the property or assets of the Company;

(c)

directly or indirectly “solicit” or participate or join with any person in the “solicitation” of any “proxies” (as such terms are defined in the Securities Act (Ontario)) to vote, or seek to influence any person with respect to the voting of, any voting securities of the Company;

(d)	otherwise act alone or jointly or in concert with others to seek to control or to influence the management, the board of directors or policies of the Company;

(e)	make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing; or

(f)	advise, assist, encourage or act jointly or in concert with any other person in connection with any of the foregoing.

3.5	Termination

This Agreement shall terminate on the date that Investor and its Affiliates collectively own, directly or indirectly, less than 10% of the issued and outstanding Common Shares (calculated on a fully diluted basis).

3.6	Notices

(a)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

Aurora Cannabis Inc.
1500 1199 West Hastings Street
Vancouver, BC V6E 3T5

Attention:	Terry Booth
Email:	terry@auroramj.com

With a copy to:

Brownlee LLP
2200 10155 102 St.
Edmonton, AB T5J 4G8

Attention:	Jillian Swainson
Email:	jswainson@brownleelaw.com

(ii)	in the case of the Company:

The Green Organic Dutchman Holdings Ltd.
6205 Airport Rd., 3rd Floor
Mississauga, ON L4V 1E1

Attention:	Rob Anderson
Email:	randerson@tgod.ca

With a copy to:

Torys LLP
79 Wellington St. W., Suite 3000
TD South Tower, Toronto, ON M5K 1N2

Attention:	Scott Cochlan
Email:	scochlan@torys.com

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. local time at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 3.6.

3.7	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

3.8	Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties, such consent to be in their sole discretion. Notwithstanding the forgoing, the Parties agree that Investor may assign this Agreement to an Affiliate provided that Investor agrees to remain bound by the terms of this Agreement.

3.9	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

3.10	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

3.11	Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

3.12	Right to Injunctive Relief

The Parties agree that any breach of the terms of this Agreement by any of the Parties may result in immediate and irreparable injury and damage to the other Parties which may not be adequately compensated by damages. The Parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting Party, the other Parties shall be entitled to seek equitable relief, including by way of temporary or permanent injunction or specific performance, in addition to any other remedies (including damages) to which such other Parties may be entitled at law or in equity.

3.13	Counterparts

This Agreement may be executed and delivered in any number of counterparts, by facsimile copy, by electronic or digital signature or by other written acknowledgement of consent and agreement to be legally bound by its terms. Each counterpart when executed and delivered will be considered an original but all counterparts taken together constitute one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

AURORA CANNABIS INC.

By:
Name: Terry Booth
Title: Chief Executive Officer

THE GREEN ORGANIC DUTCHMAN HOLDINGS LTD.

By:
Name: Robert Anderson
Title: Chief Executive Officer

Robert Anderson

INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

AURORA CANNABIS INC.

By:
Name: Terry Booth
Title: Chief Executive Officer

THE GREEN ORGANIC DUTCHMAN HOLDINGS LTD.

By:
Name: Robertb AAndersond
Title: Chief Executive Officer

Robert Anderson

INVESTOR RIGHTS AGREEMENT